Exhibit 99.7

IM CANNABIS CORP.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
AUDITED

IM CANNABIS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

CANADIAN DOLLARS IN THOUSANDS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

to the Shareholders and Board of directors of

IM CANNABIS CORP. and its subsidiaries

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of IM Cannabis Corp. (the “Company”) and its subsidiaries (collectively, the "Group"), as of December 31, 2022 and 2021 and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Group’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Group has experienced losses from operations and negative cash flows from continuing activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2018.

Tel-Aviv, Israel
March 29, 2023

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$2,449	$13,903
Trade receivables	6	8,684	16,711
Advances to suppliers		1,631	2,300
Other accounts receivable	7	3,323	14,482
Loans receivable	15e	-	2,708
Biological assets	8	-	1,687
Inventory	9	16,585	29,391

		32,672	81,182
NON-CURRENT ASSETS:
Property, plant and equipment, net	10	5,221	30,268
Investments in affiliates	15c	2,410	2,429
Advance payment for intangible assets of pharmacy	5	-	3,129
Derivative assets		-	14
Right-of-use assets, net	12	1,929	18,162
Deferred tax assets, net	17	763	16
Intangible assets, net	5, 11	7,910	30,885
Goodwill	5, 11	9,771	121,303

		28,004	206,206

Total assets		$60,676	$287,388

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		December 31,
	Note	2022	2021
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$15,312	$13,989
Bank loans and others	1	9,246	9,502
Other accounts payable and accrued expenses	14	6,013	20,143
Accrued purchase consideration liabilities	5	2,434	6,039
Current maturities of operating lease liabilities	12	814	1,554

		33,819	51,227
NON-CURRENT LIABILITIES:
Warrants measured at fair value	15	8	6,022
Operating lease liabilities	12	1,075	17,820
Long-term loans		399	392
Employee benefit liabilities, net	13	246	391
Deferred tax liability, net	17	1,332	6,591

		3,060	31,216

Total liabilities		36,879	82,443

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	18
Share capital and premium		245,776	237,677
Treasury Stock		-	(660)
Translation reserve		1,283	2,614
Reserve from share-based payment transactions		15,167	12,348
Accumulated deficit		239,574)	(50,743)

Total equity attributable to shareholders of the Company		22,652	201,236
Non-controlling interests		1,145	3,709

Total equity		23,797	204,945

Total equity and liabilities		$60,676	$287,388

The accompanying notes are an integral part of the consolidated financial statements.

March 29, 2023	/s/ Marc Lustig	/s/ Oren Shuster	/s/ Shai Shemesh
Date of approval of the	Marc Lustig	Oren Shuster	Shai Shemesh
financial statements	Chairman of the Board	Chief Executive Officer	Chief Financial Officer

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands

		Year ended December 31,
	Note	2022	2021 (*)	2020

Revenues		$54,335	$34,053	$15,890
Cost of revenues		43,044	25,458	7,081

Gross profit before fair value adjustments		11,291	8,595	8,809

Fair value adjustments:
Unrealized change in fair value of biological assets		(315)	6,308	11,781
Realized fair value adjustments on inventory sold in the year		(1,814)	(8,570)	(10,122)

Total fair value adjustments		(2,129)	(2,262)	1,659

Gross profit after fair value adjustments		9,162	6,333	10,468

General and administrative expenses		21,460	17,221	11,549
Selling and marketing expenses		11,473	6,725	3,782
Restructuring expenses	1	4,383	-	-
Share-based compensation	18	2,637	5,422	3,382

Total operating expenses		39,953	29,368	18,713

Operating loss		(30,791)	(23,035)	(8,245)

Finance income	15	6,703	23,544	277
Finance expenses		(1,972)	(673)	(20,504)

Finance income (expense), net		4,731	22,871	(20,227)

Loss before income taxes		(26,060)	(164)	(28,472)
Income tax expense (benefit)	17	(1,138)	500	262

Net loss from continuing operations		(24,922)	(664)	(28,734)

Net loss from discontinued operations, net of tax	24	(166,379)	(17,854)	-

Net loss		$(191,301)	$(18,518)	$(28,734)

(*) Reclassified in respect of discontinued operations - see Note 24.

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

Canadian Dollars in thousands, except per share data

		Year ended December 31,
	Note	2022	2021 (*)	2020

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) on defined benefit plans		59	21	(30)
Exchange differences on translation to presentation currency		(1,238)	858	1,144

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(1,179)	879	1,114

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation		(246)	530	(124)

Total other comprehensive income (loss)		(1,425)	1,409	990

Total comprehensive loss		(192,726)	(17,109)	(27,744)

Net loss attributable to:
Equity holders of the Company		(188,890)	(17,763)	(28,698)
Non-controlling interests		(2,411)	(755)	(36)

		(191,301)	(18,518)	(28,734)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		(190,162)	(16,357)	(27,808)
Non-controlling interests		(2,564)	(752)	64

		$(192,726)	$(17,109)	$(27,744)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:	20
Basic earnings (loss) per share (in CAD)		$(3.13)	$0.02	$(1.9)
Diluted loss per share (in CAD)		$(3.81)	$(3.62)	$(1.9)

Loss per share attributable to equity holders of the Company from discontinued operations:
Basic and diluted loss per share (in CAD)		$(23.17)	$(3.08)	$-

Loss per share attributable to equity holders of the Company from net loss:
Basic earnings (loss) per share (in CAD)		$(26.3)	$(3.06)	$(1.9)
Diluted loss per share (in CAD)		$(26.98)	$(6.7)	$(1.9)

(*) Reclassified in respect of discontinued operations - see Note 24.

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars in thousands

	Share capital and premium*)	Treasury Stock	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2020	$25,947	$-	$2,677	$309	$(4,273)	$24,660	$1,449	$26,109

Net loss	-	-	-	-	(28,698)	(28,698)	(36)	(28,734)
Total other comprehensive income (loss)	-	-	-	920	(30)	890	100	990

Total comprehensive income (loss)	-	-	-	920	(28,728)	(27,808)	64	(27,744)

Exercise of warrants and compensation options	10,251	-	-	-	-	10,251	-	10,251
Exercise of options	834	-	(222)	-	-	612	-	612
Share-based compensation	-	-	3,382	-	-	3,382	-	3,382
Expired options	8	-	(8)	-	-	-	-	-

Balance as of January 1, 2021	$37,040	$-	$5,829	$1,229	$(33,001)	$11,097	$1,513	$12,610

Net loss	-	-	-	-	(17,763)	(17,763)	(755)	(18,518)
Total other comprehensive income	-	-	-	1,385	21	1,406	3	1,409

Total comprehensive income (loss)	-	-	-	1,385	(17,742)	(16,357)	(752)	(17,109)

Issuance of common shares, net of issuance costs of $3,800	195,259	-	-	-	-	195,259	2,948	198,207
Purchase of treasury common shares	-	(660)	-	-	-	(660)	-	(660)
Exercise of warrants and compensation options	4,293	-	-	-	-	4,293	-	4,293
Exercise of options	1,053	-	(920)	-	-	133	-	133
Share-based compensation	-	-	7,471	-	-	7,471	-	7,471
Expired options	32	-	(32)	-	-	-	-	-

Balance as of December 31, 2021	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

*) Including the effect of Share Consolidation (See note 18a).

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Canadian Dollars in thousands

	Share capital and premium*)	Treasury Stock	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2022	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

Net loss	-	-	-	-	(188,890)	(188,890)	(2,411)	(191,301)
Total other comprehensive income (loss)	-	-	-	(1,331)	59	(1,272)	(153)	(1,425)

Total comprehensive loss	-	-	-	(1,331)	(188,831)	(190,162)	(2,564)	(192,726)

Issuance of treasury common shares	-	660	-	-	-	660	-	660
Issuance of shares, net of issuance costs of $178	6,818	-	-	-	-	6,818	-	6,818
Exercise of options	992	-	(659)	-	-	333	-	333
Share-based compensation	-	-	3,767	-	-	3,767	-	3,767
Expired options	289	-	(289)	-	-	-	-	-

Balance as of December 31, 2022	$245,776	$-	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

*) Including the effect of Share Consolidation (See note 18a).

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash provided from operating activities:

Net loss	$(191,301)	$(18,518)	$(28,734)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	(84)	(7,210)	(11,781)
Fair value adjustment on sale of inventory	4,342	8,796	10,122
Fair value adjustment on Warrants, Investments, and Accounts Receivable	(6,000)	(21,638)	20,155
Depreciation of property, plant and equipment	3,044	3,021	690
Amortization of intangible assets	2,343	1,158	31
Depreciation of right-of-use assets	1,944	1,550	209
Impairment of goodwill	107,854	275	-
Impairment of property, plant and equipment	2,277	-	-
Impairment of intangible assets	7,199	-	-
Impairment of right-of-use assets	1,914	-	-
Finance income, net	6,532	1,262	72
Deferred tax payments (benefit), net	(3,004)	278	(66)
Share-based payments	3,767	7,471	3,382
Share based acquisition costs related to business combination	-	807	-
Revaluation of other accounts receivable	3,982	-	-
Restructuring expenses	8,757	-	-

	144,867	(4,230)	22,814
Changes in non-cash working capital:

Increase (decrease) in trade receivables, net	6,058	(6,602)	(3,534)
Increase (decrease) in other accounts receivable and advances to suppliers	3,622	845	(1,029)
Decrease in biological assets, net of fair value adjustments	565	6,412	11,771
Increase (decrease) in inventory, net of fair value adjustments	883	(19,707)	(12,729)
Increase in trade payables	11,284	5,573	2,135
Changes in employee benefit liabilities, net	(63)	28	59
Increase in other accounts payable and accrued expenses	12,126	2,661	1,929

	34,475	(10,790)	(1,398)

Taxes paid	(681)	(834)	(601)

Net cash used in operating activities	(12,640)	(34,372)	(7,919)

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from investing activities:

Purchase of property, plant and equipment	$(1,562)	$(4,578)	$(2,617)
Proceeds from sales of property, plant and equipment	210	-	-
Proceeds from loans receivable	350	7,796	-
Purchase of intangible assets	-	(17)	(93)
Acquisition of businesses, net of cash acquired	-	(12,536)	-
Deconsolidation of subsidiary (see Note 24)	(406)	-	-
Investments in financial assets	-	(13)	(1,347)
Proceeds from sale of investment	-	319	-
Proceeds from (investment in) restricted deposits	-	17	(18)

Net cash used in investing activities	(1,408)	(9,012)	(4,075)

Cash provided by financing activities:

Proceeds from issuance of share capital, net of issuance costs	3,756	28,131	-
Proceeds from issuance of warrants measured at fair value	-	11,222	-
Proceeds from exercise of warrants	-	3,682	6,378
Proceeds from exercise of options	333	133	612
Repayment of lease liability	(1,656)	(633)	(182)
Payment of lease liability interest	(1,429)	(1,347)	(68)
Proceeds from loans	9,636	7,804	-
Repayment of loans	(4,976)	-	-
Interest paid	(902)	(261)	-

Net cash provided by financing activities	4,762	48,731	6,740

IM CANNABIS CORP. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Dollars in thousands

	Year ended December 31,
	2022	2021	2020

Effect of foreign exchange on cash and cash equivalents	$(2,168)	$(329)	$213

Increase (decrease) in cash and cash equivalents	(11,454)	5,018	(5,041)
Cash and cash equivalents at beginning of year	13,903	8,885	13,926

Cash and cash equivalents at end of year	$2,449	$13,903	$8,885

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$613	$1,678	$107
Conversion of warrant and compensation options into common shares	$-	$611	$-
Issuance of shares in payment of purchase consideration liability	$3,061	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC") is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is located in Kibbutz Glil-Yam, Israel.

The Company and its subsidiaries (collectively: the "Group"), operate in geographical reporting segments (Note 23). The majority of the Group’s revenues are generated from sales of medical cannabis products to customers in Israel and recreational cannabis products in Canada (which is reclassified as discontinued operations for all periods presented and the Group ceased consolidation of the Canadian subsidiaries in November 2022 following the CCAA process as detailed below). The remaining revenues are generated from sales of medical cannabis, as well as other products, to customers in Germany.

In Israel, IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which held a cultivation license to breed, grow and supply medical cannabis products in Israel under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") until July 2022. In July 2022 Focus closed its cultivation facility and received an IMCA license which allows it to import cannabis products and proceed with its supply activity. All of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

During 2021, IMCC also entered into the field of retail medical cannabis and other pharma products in Israel through the acquisition of several pharmacies and trade houses specializes in medical cannabis, including the pharmacies of Revoly Trading and Marketing Ltd. ("Vironna"), R.A. Yarok Pharm Ltd. and Oranim Plus Pharm Ltd. ("Oranim"), and the trade houses of Panaxia and Rosen High Way Ltd.

In Europe, IMCC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary acquired by IMC Holdings Ltd. ("IMC Holdings") on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC operated through Trichome JWC Acquisition Corp. (“TJAC”), d/b/a JWC, and MYM Nutraceuticals Inc. (“MYM“) (collectively: "Trichome" or the "Canadian entities"). The Canadian entities are federally licensed producers of cannabis products in the adult-use recreational cannabis market in Canada.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 1:-	GENERAL (Cont.)

Discontinue operations and Canadian entities CCAA:

In September 2022, following Management's strategic review of the operations of the Group, the Company decided to sell the Canadian entities operations and to discontinue its operations in Canada. On November 7, 2022, the Company's wholly-owned subsidiary, Trichome, and certain of its wholly-owned subsidiaries, including TJAC, MYM, Trichome Retail Corp., MYM International Brands Inc., and Highland Grow Inc.  (collectively: the "Trichome Group"), filed and obtained, from the Ontario Superior Court of Justice (Commercial List) (the “Court”) an initial order (the “Initial Order”) pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”),  pursuant to which, the Trichome Group obtained a broad stay of all proceedings (the “Stay”) against the members of the Trichome Group, and their assets, businesses and directors and officers that is effective until November 17, 2022. The Stay was extended subject to further orders of the Court through April 1, 2023.

The CCAA proceedings are solely in respect of the Trichome Group. As such, the Company’s assets and subsidiaries in Israel and Germany are not parties to the CCAA proceedings.

The CCAA proceedings will afford the Trichome Group the stability and flexibility required to restructure its business, including through a sale and investment solicitation process to be approved by the Court.

The Trichome Group is expected to continue to operate its business for the time being however, it is expected that there will be changes in the Canadian operations consistent with those of a company operating through CCAA proceedings, including employee and contract terminations. The Trichome Group intends to use the CCAA proceedings to implement a sale and investment solicitation process for the sale of its assets or restructuring of its business.

The Court has appointed KSV Restructuring Inc. as “Monitor” in the CCAA proceedings.

In connection with the CCAA proceedings, TJAC, as borrower (the "Borrower"), the remaining Trichome Group, as guarantors (together with the Borrower, the "Credit Parties"), and Courtland Credit Lending Corporation (the “DIP Lender”), entered into a debtor-in-possession (“DIP”) facility agreement dated November 6, 2022 (the "DIP Agreement"). Pursuant to the DIP Agreement, the DIP Lender has agreed to provide a super-priority interim revolving credit facility (subject to certain mandatory repayment provisions) to the Borrower (the "DIP Facility").

The DIP Facility is to be used during the CCAA proceedings by the Borrower to fund its working capital needs. The DIP Facility is subject to customary covenants, conditions precedent, and representations and warranties made by the Credit Parties to the DIP Lender. The DIP Lender's charge approved by Court is up to the maximum amount of $4,875.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 1:-	GENERAL (Cont.)

On January 9, 2023, the Court issued an order in the CCAA Proceedings in respect of a motion brought by the Trichome Group to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of the Trichome Group; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Trichome Group and L5 Capital Inc. (“L5”) dated December 12, 2022. The SISP established a process to solicit interest for investments in, or the sale of any or all of the, Trichome Group’s business and assets.

On February 22, 2023, the Monitor issued a report (the “Monitor’s Third Report”) in the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 informed the Trichome Group that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, the Trichome Group terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale the Trichome Group’s business and assets, including the brands and other intellectual property owned by the Trichome Group. As a direct or indirect shareholder of the entities that make up the Trichome Group, the Company is subject to the priorities of other stakeholders in the CCAA proceedings and will likely realize no return in the restructure of the Trichome Group business.

The Monitor’s Third Report also reported on the financial situation of the Trichome Group advising that due to the Trichome Group’s financial performance and the termination of the Stalking Horse Purchase Agreement, the DIP Lender informed the Trichome Group that the DIP Lender would only fund expenses required for a wind-down of the Trichome Group’s business and as such, the Trichome Group will not have the ability to pay unpaid payables that are not required to be paid in connection with the wind-down. The Trichome Group has advised that it will not purchase additional goods or services without the prior consent of the Monitor.

Following the initial order granted, the Company evaluated whether it effectively exercised control over Trichome Group. Since the Monitor has uniliteral rights and abilities to direct the business activities and decision making, the Company ceased to control Trichome Group as of November 7, 2022. As a result of the CCAA proceedings of Trichome, the Company deconsolidated the Canadian entities effective from November 7, 2022, and the Company recorded an impairment of the investment in the amount of $17,959 which is included in discontinued operations.

Trichome's operations are classified as discontinued operations in the consolidated statements of profit or loss and other comprehensive income for all periods presented (see Note 24).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 1:-	GENERAL (Cont.)

Liquidity and capital resources - going concern:

In January 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15 million (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”). The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5% (6.25% per annum as of December 31, 2022). As of December 31, 2022, Focus did not meet certain covenants under the Mizrahi Facility. The Company's CEO and director, provided to the bank a personal guarantee in the amount of the outstanding borrowed amount, allowing the Mizrahi Facility to remain effective. As of December 31, 2022 Focus has drawn down $5,084.

On August 19, 2022, the Company announced a private placement for aggregate gross proceeds of up to $6,500 (US$5 million) (the “Private Placement”). As of December 31, 2022, the Company issued 599,999 Common Shares for a total amount of $3,756 (US$3 million) including investments by the Company’s management and executives. Issuance costs of this transaction amounted to $178.

On October 11, 2022, the Company obtained a short-term loan in the amount of NIS 10.5 million (approximately $4,050), bearing interest of 15%.

As of December 31, 2022, the Group's cash and cash equivalents totaled $2,449, the Group's working capital (current assets less current liabilities) amounted to $(1,147). In the twelve months ended December 31, 2022, the Group had an operating loss from continuing operation of ($30,791) and negative cash flows from continuing operating activities of ($12,340).

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022. The Company’s board of directors approved a cost saving plan, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinued operations of loss-making activities (see Note 24 for Trichome Disposal Group), reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures.

Despite the cost savings plan and restructuring as described above, the projected cash flows for 2023 indicates that it is uncertain that the Group will generate sufficient funds to continue its operations and meet its obligations as they become due. The Group continues to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in amounts required.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 1:-	GENERAL (Cont.)

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

Restructuring:

On April 6, 2022, Focus closed the "Sde Avraham", cultivation facility in Israel, resulting restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

On March 8, 2023, subsequent to the reporting period, the Company announced its strategy plan in Israel in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company expects to reduce its workforce in Israel by 20%-25% across all functions (including executives). All actions associated with the workforce reduction are expected to be substantially complete by mid-2023, subject to applicable Israeli law.

b.	Approval of consolidated financial statements:

These consolidated financial statements of the Company were authorized for issue by the board of directors on March 29, 2022.

c.	Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation:

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The Group's financial statements have been prepared on a cost basis, except for:

-	Financial instruments which are presented at fair value through profit or loss.

-	Biological assets which are presented at fair value less cost to sell up to the point of harvest.

The Group has elected to present the profit or loss items using the function of expense method.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2022 and 2021, major subsidiaries over which the Company has control, directly or indirectly, include:

	Percentage ownership
Subsidiaries	2022	2021

I.M.C. Holdings Ltd. (”IMC”)	100%	100%
Focus Medical Herbs Ltd. ("Focus")	74%	74%
I.M.C. Pharma Ltd.	100%	-
I.M.C.C. Medical Herbs Ltd.	100%	100%
I.M.C Farms Israel Ltd. ("IMC Farms")	100%	100%
I.M.C Ventures Ltd. ("IMC Ventures")	75%	75%
I.M.C - International Medical Cannabis Portugal Unipessoal Lda) ***)	-	100%
Adjupharm GmbH (“Adjupharm”)	90.02%	90.02%
R.A. Yarok Pharm Ltd. (“Pharm Yarok”)	100%	100%
Rosen High Way Ltd. (“Rosen High Way”)	100%	100%
High Way Shinua Ltd. (“HW Shinua”)	100%	100%
Revoly Trading and Marketing Ltd. (“Vironna”)	51%	51%
Oranim Plus Pharm LTD.	51.3%	51.3%
Oranim Pharm	51%	51%
Trichome Financial Corp. (“Trichome”)	**)	100%
Trichome Financial Cannabis GP Inc.	**)	100%
Trichome Financial Cannabis Manager Inc.	**)	100%
Trichome Asset Funding Corp.	**)	100%
Trichome JWC Acquisition Corp. (“TJAC”)	**)	100%
Trichome Retail Corp.	**)	100%
MYM Nutraceuticals Inc. (“MYM”)	**)	100%
SublimeCulture Inc.	**)	100%
CannaCanada Inc.	**)	100%
MYM International Brands Inc.	**)	100%
Highland Grow Inc.	**)	100%

*)
The Company does not hold directly interest or voting rights in Focus. The Company's wholly-owned subsidiary holds an option to buy the ownership of the 74% of Focus shares. According to accounting criteria in IFRS 10, the Company is viewed as effectively exercising control over Focus, and therefore, the accounts of Focus are consolidated with those of the Company.

**)	Deconsolidated effective November 7, 2022, when Trichome filed to commence proceedings under the Companies’ Creditors Arrangement Act (CCAA) (see Note 1).

***)	Dissolved as of December 31, 2022.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less or plus the consideration paid or received.

Upon the disposal of a subsidiary resulting in loss of control, the Company:

-	Derecognizes the subsidiary's assets (including goodwill) and liabilities.
-	Derecognizes the carrying amount of non-controlling interests.
-	Derecognizes the adjustments arising from translating financial statements carried to equity.
-	Recognizes the fair value of the consideration received.
-	Recognizes the fair value of any remaining investment.
-
Reclassifies the components previously recognized in other comprehensive income (loss) on the same basis as would be required if the subsidiary had directly disposed of the related assets or liabilities.

-	Recognizes any resulting difference (surplus or deficit) as gain or loss.

c.	Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree's net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

In a business combination achieved in stages, equity interests in the acquiree that had been held by the acquirer prior to obtaining control are measured at the acquisition date fair value while recognizing a gain or loss resulting from the revaluation of the prior investment on the date of achieving control.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IFRS 9. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

d.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

The functional currency of the Company is the Canadian dollar ("CAD"). The Group determines the functional currency of each Group entity.

Assets, including fair value adjustments upon acquisition, and liabilities of an investee which is a foreign operation, and of each Group entity for which the functional currency is not the presentation currency are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

Upon the full or partial disposal of a foreign operation resulting in loss of control in the foreign operation, the cumulative gain (loss) from the foreign operation which had been recognized in other comprehensive income is transferred to profit or loss. Upon the partial disposal of a foreign operation which results in the retention of control in the subsidiary, the relative portion of the amount recognized in other comprehensive income is reattributed to non-controlling interests.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group's cash management.

f.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Biological assets:

The Group’s biological assets consist of cannabis plants.

The Group capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. The direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2, Inventory. These costs include the direct cost of planting and growing materials as well as other indirect costs such as utilities and supplies used in the cultivation process.

Indirect labor for individuals involved in the cultivation and quality control process is also included, as well as depreciation on growing equipment and overhead costs such as rent to the extent it is associated with the growing space. All direct and indirect costs of biological assets are capitalized as they are incurred, and they are all subsequently recorded within the line item cost of revenues on the Group’s statements of profit or loss and other comprehensive income in the period that the related product is sold.

The Group then measures the biological assets at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of inventory after harvest. The fair value is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred (e.g., post-harvest costs). The net unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the gross profit for the related period and are recorded in a separate line on the face of the Group’s statements of profit or loss and other comprehensive income.

Determination of the fair values of the biological assets requires the Group to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle.

The Group accretes fair value on a straight-line basis according to stage of growth (e.g., a cannabis plant that is 50% through its growing cycle would be ascribed approximately 50% of its harvest date expected fair value, subject to wastage adjustments).

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy. For the inputs and assumptions used in determining the fair value of biological assets. The Group’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

As of December 31, 2022, the Company does not hold biological assets (see Note 8).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Inventory:

Inventory are measured at the lower of cost and net realizable value. The cost of inventory comprises costs of purchase and costs incurred in bringing the inventory to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Group reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written-down to net realizable value.

Inventory of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

The direct and indirect costs of inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labor and depreciation expense on equipment involved in packaging, labeling and inspection.

All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of revenues on the Group’s statements of profit or loss and other comprehensive income at the time cannabis is sold, except for realized fair value amounts included in inventory sold which are recorded as a separate line item on the face of the statements of profit or loss and other comprehensive income.

The Group must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

i.	Property, plant and equipment, net:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment.

A part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method.

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgement and calculated on a straight-line basis over the useful lives of the assets at annual rates as follows:

	%	Mainly %

Buildings	3	3
Greenhouse production equipment	7 - 25	20
Greenhouse structure	12.5	12.5
Motor vehicles	15	15
Computer, software and equipment	20 - 33	33
Leasehold improvements	See below	See below

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

j.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Amortization is calculated on a straight-line basis over the useful life of the assets as follows:

Years

Customer relationship	5-8
Brand name	9
Other intangibles	9

k.	Impairment of non-financial assets:

The Group evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following criteria are applied in assessing impairment of these specific assets:

Goodwill in respect of subsidiaries:

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. The Company identified the operations and Israel, Canada and Europe as three separate cash-generating units.

An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

During the year ended December 31, 2022, the Company recorded goodwill impairment in the amount of $107,854, with respect to the cash generating unit in Canada following the CCAA filing in Canada (see Note 1).

l.	Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, the Group evaluates whether it is a principal or an agent in the arrangement. The Group is a principal when the Group controls the promised goods or services before transferring them to the customer. In these circumstances, the Group recognizes revenue for the gross amount of the consideration. When the Group is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

Revenue from the sale of goods:

Revenue from the sale of cannabis products is generally recognized at a point in time when control over the goods have been transferred to the customer. Payment is typically due prior to or upon delivery and revenue is recognized upon the satisfaction of the performance obligation. The Group satisfies its performance obligation and transfers control upon delivery and acceptance by the customer.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Variable consideration:

The Group determines the transaction price separately for each contract with a customer. When exercising this judgment, the Group evaluates the effect of each variable amount in the contract, taking into consideration discounts, penalties, variations, claims, and non-cash consideration. In determining the effect of the variable consideration, the Group normally uses the "most likely amount" method described in the Standard. Pursuant to this method, the amount of the consideration is determined as the single most likely amount in the range of possible consideration amounts in the contract. According to the Standard, variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Bill-and-hold arrangements:

Due to strict regulations of security, storage and handling large quantities of cannabis products, the Group's customers may request the Group to retain physical possession of a sold product until it is delivered to the customer at a future point in time. Revenue from bill-and-hold sales is recognized before the product is physically delivered to the customer when all of the following criteria are met:

a)	The reason for the bill-and-hold arrangement is substantive (for example, the customer has requested the arrangement);
b)	The product is identified separately as belonging to the customer;
c)	The product currently is ready for physical delivery to the customer;
d)	The Group does not have the ability to use the product by selling it or delivering it to another customer.

m.	Leases:

The Group accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

For leases in which the Group is the lessee, the Group recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Group has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Group has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Group's incremental borrowing rate. After the commencement date, the Group measures the lease liability using the effective interest rate method.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and amortized over the shorter of its useful life and the lease term. The periods of amortization are: Land and buildings - 6-12 years; Motor vehicles - 3 years.

Variable lease payments that depend on an index:

On the commencement date, the Group uses the index rate prevailing on the commencement date to calculate the future lease payments.

For leases in which the Group is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

Lease extension and termination options:

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Group remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

Lease modifications:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If a lease modification reduces the scope of the lease, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Financial instruments:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Group classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Group’s business model for managing financial assets; and
-	The contractual cash flow terms of the financial asset.

Debt instruments are measured at amortized cost when:

The Group’s business model is to hold the financial assets in order to collect their contractual cash flows, and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. After initial recognition, the instruments in this category are measured according to their terms at amortized cost using the effective interest rate method, less any provision for impairment.

Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

Equity instruments:

Investments in equity instruments do not meet the above criteria and accordingly are measured at fair value through profit or loss. Dividends from investments in equity instruments are recognized in profit or loss when the right to receive the dividends is established.

Impairment of financial assets:

The Group evaluates at the end of each reporting period the loss allowance for financial debt instruments measured at amortized cost. The Group has short-term financial assets, principally trade receivables, in respect of which the Group applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses. The impairment loss, if any, is recognized in profit or loss with a corresponding allowance that is offset from the carrying amount of the assets.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset has expired; or
-
The Group has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

-
The Group has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

2.	Financial liabilities:

Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss or when a contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Group measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs incurred at initial recognition are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

3.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issuance expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issuance costs are allocated to each component pro rata to the amounts determined for each component in the unit.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered.

A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group has defined contribution plans pursuant to section 14 to the Israeli Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include expected salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to market yields at the reporting date on high quality corporate bonds that are linked to the Consumer Price Index with a term that is consistent with the estimated term of the severance pay obligation.

In respect of its severance pay obligation to certain of its employees, the Group makes current deposits in pension funds and insurance companies (the "plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group’s own creditors and cannot be returned directly to the Group.

The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Share-based payment transactions:

The Group's employees and service providers are entitled to remuneration in the form of equity-settled share-based payments.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (the "vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

q.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statement of profit or loss net of any reimbursement.

Following are the types of provisions included in the financial statements:

Legal claims:

A provision for claims is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Group to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Restructuring:

A provision for restructuring is only recognized when the Company has approved a detailed formal plan identifying the business or the part of the business that is concerned, the location and the number of employees affected by the restructuring and there is a detailed reliable estimate of the associated costs and the timing of the plan. Also, there must be a valid expectation by the parties affected by the restructuring that the restructuring will be implemented, or it has already commenced.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

s.	Earnings per share:

Earnings per share are calculated by dividing the net income attributable to equity holders of the Group by the weighted number of Common Shares outstanding during the period.

Potential Common Shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential Common Shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company's share of earnings of investees is included based on its share of earnings per share of the investees multiplied by the number of shares held by the Company.

t.	Treasury shares:

Company shares held by the Company and/or subsidiaries are recognized at cost of purchase and presented as a deduction from equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing performance of the operating segments. The Company's Chief Executive Officer is the CODM. The Company has determined that it operates in two operating segments (see Note 23).

v.	Discontinued operations:

A discontinued operation is a component of the Company represents a separate major line of business or geographical area of operations and that either has been disposed of or is classified as held for sale. The operating results relating to the discontinued operation are presented separately in profit or loss, net of the tax effect.

The discontinued operation presented in the Company's statement of profit or loss derives from the activities in Canada (see Note 1).

NOTE 3:-	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

a.	Judgments:

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

-	Discount rate for a lease liability:

When the Group is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Group uses an incremental borrowing rate. That rate represents the rate of interest that the Group would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Group determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract's conditions and restrictions. In certain situations, the Group is assisted by an external valuation expert in determining the incremental borrowing rate.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 3:-	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

b.	Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Legal claims:

In estimating the likelihood of legal claims filed against the Group entities, the Group management rely on the opinion of its legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims may be determined in courts, the results could differ from these estimates.

-	Deferred tax assets:

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

-	Impairment of goodwill:

The Group reviews goodwill for impairment at least once a year. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 3:-	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

-
Determining the fair value of an unquoted financial assets and liabilities:

The fair value of unquoted financial assets in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets.

-
Loss of control of subsidiary

On November 7, 2022, Trichome filed a petition with the Superior Court of Ontario for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure its business and financial affairs. Management applied judgement in assessing whether this event represented a loss of control of Trichome. On filing of CCAA, which included a request for an order to approve a sale and investment solicitation process and to approve a stalking horse agreement of purchase and sale, management concluded that the Company ceased to have the power to direct the relevant activity of Trichome because substantive rights were granted to other parties through the CCAA proceedings that restricted the decision making ability of the Company to the extent that the Company was unable to demonstrate power over Trichome. As a result, the Company accounted for a loss in control and Trichome was deconsolidated on November 17, 2022 (see Note 1 and Note 24).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	Amendment to IAS 1, "Presentation of Financial Statements":

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" regarding the criteria for determining the classification of liabilities as current or non-current (the "Original Amendment"). In October 2022, the IASB issued a subsequent amendment (the "Subsequent Amendment").

According to the Subsequent Amendment:

•	Only covenants with which an entity must comply on or before the reporting date will affect a liability's classification as current or non-current.

•
An entity should provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months from the reporting date. This disclosure is required to include information about the covenants and the related liabilities. The disclosures must include information about the nature of the future covenants and when compliance is applicable, as well as the carrying amount of the related liabilities. The purpose of this information is to allow users to understand the nature of the future covenants and to assess the risk that a liability classified as non-current could become repayable within twelve months. Furthermore, if facts and circumstances indicate that an entity may have difficulty in complying with such covenants, those facts and circumstances should be disclosed.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early application is permitted. The Company is evaluating the effects of the Amendments on its financial statements.

b.	Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" (the "Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

c.	Amendment to IAS 12, "Income Taxes":

In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (the "Amendment").

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the "initial recognition exception". The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

d.	Amendment to IAS 1, "Disclosure of Accounting Policies":

In February 2021, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" (the "Amendment"), which replaces the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term 'significant' in IFRS whereas the term 'material' is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on or after January 1, 2023. Early application is permitted.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	BUSINESS COMBINATIONS

Trichome Financial Corp.

On March 18, 2021, the Company acquired Trichome Financial Corp. (“Trichome” or "TFC"), a Canadian adult-use recreational cannabis producer (the "Trichome Transaction").

The Trichome Transaction was completed pursuant to the terms and subject to the conditions of arrangement agreement dated December 30, 2020 (the "Arrangement Agreement"), whereby the Company agreed to acquire all of the issued and outstanding Trichome Shares under a statutory plan of arrangement under the Business Corporations Act (Ontario) ("OBCA").

In accordance with the terms of the Arrangement Agreement, former holders of Trichome Shares received 0.24525 IMC Common Shares for each Trichome Share previously held (the “Exchange Ratio”) and former holders of Trichome in-the-money convertible instruments received a net payment of IMC Shares based on the Exchange Ratio (the “Consideration”).

Upon completion of the Trichome Transaction, the total Consideration paid to former holders of Trichome Shares and in-the-money convertible instruments equaled to the issuance of 1,010,490 Common Shares, valued at approximately $99,028 at the market price per share of $98 on the date of the acquisition. The results of operations of Trichome were consolidated in the Company's consolidated financial statements commencing on the date of acquisition.

The Group recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a valuation study prepared by management with the assistance of an external valuation specialist.

Upon acquisition, other payables of Trichome include approximately $8,131 to settle withholding tax liabilities to Canada Revenue Agency (“CRA”), with a corresponding indemnification asset comprised of 92,746 IMCC’s Common Shares withheld to cover the tax liabilities (the "Purchaser Balance Shares"). In addition, in connection with the Trichome Transaction, certain directors and officers of Trichome and TJAC, one of which is currently serving as chairman of the board of directors of the Company, agreed to indemnify and hold harmless the Company, Trichome, and TJAC against 75% of the withholding tax liabilities to CRA. Each indemnifying director or officer agreed to indemnify for: (a) 75% of such liability that is on account of such director or officer’s personal Canadian income tax liability, plus (b) jointly and severally indemnify 75% of any liability for penalties and interest in connection with the withholding tax liabilities to CRA (other than penalties and interest included in (a)).

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

In addition, on January 6, 2022, the Company and certain former Trichome directors, one of which is currently serving as chairman of the Company's board of directors, signed an amendment to the tax indemnification agreement, and agreed to indemnify and hold harmless the Company and pay the Company the following amounts in cash as soon as practicable and in no event no later than February 28, 2022: (a) any portion of remittance to the CRA on account of any non-residence Canadian estimated at approximately $1,886, plus (b) 75% of any liabilities for penalties up to December 31, 2021 and 100% of any penalties from January 1, 2022 onward (estimated at approximately $604), and indemnify 75% of any liabilities for interest through December 31, 2021 and 100% of any interest from January 1, 2022 (estimated at approximately $342), in connection with the withholding tax liabilities to CRA (other than penalties and interest included in (a) above), plus (c) To the extent not captured above in sections (a) and (b), 100% of the withholding taxes tax liabilities, subtracting all cash proceeds received by Trichome or IMC from the sale of the Purchaser Balance Shares.

Through December 31, 2022, the former Trichome director and current chairman of the Company's board of director, transferred the Company cash in the amount of $3,250. Further, on March 30, 2022, the Company and the former Trichome director and current chairman of the Company's board of director, entered into several security agreements under which the former Trichome director and current chairman of the Company's board of director pledged 83,351 Common Shares and 27,512 vested RSU’s in favor of the Company to secure the indemnification asset for the remaining tax withholding liability. Such pledge of securities was registered in Ontario and British Columbia. As of December 31, 2022 the pledge has been removed.

On March 18, 2021, 70,000 options were granted to Trichome’s employees under the 2018 Plan (see Note 18).

Acquisition costs of Trichome include the issuance of 5,052 Common Shares, valued at $495 to financial advisors for advisory fees in connection with the Trichome Transactions.

Trichome's revenue and net loss included in the Company’s consolidated financial statements of profit or loss and other comprehensive income (loss) since date of acquisition through December 31, 2021, were $9,223 and $(17,983), respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Had the Trichome Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, (before deconsolidation) would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$55,563

Net loss	$(25,372)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and TFC been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

On November 7, 2022, Trichome Group filed and obtained an initial order under CCAA (see Note 1), which is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its business in the ordinary course with minimal disruption to its customers, suppliers and employees. Upon the CCAA proceeding the Company ceased to consolidate Trichome.

MYM Nutraceuticals Inc.

On July 9, 2021, the Company, through its wholly owned subsidiary, Trichome, completed the acquisition of MYM Nutraceuticals (“MYM”). MYM is a Canadian cultivator, processor, and distributor of premium cannabis via its two wholly owned subsidiaries; SublimeCulture Inc. (“Sublime”) located near Montreal, Quebec, and Highland Grow Inc. (“Highland”), located in Antigonish, Nova Scotia. MYM’s flagship brand, Highland, is an ultra-premium brand sold in most provinces throughout Canada.

The Company acquired all the issued and outstanding shares of MYM. The Company acquired MYM's licensed producer subsidiary Highland Grow Inc., pursuant to a plan of arrangement under the Business Corporations Act in British Columbia. Under the terms of the MYM Transaction, the shareholders of MYM received 0.022 Common Shares of IMCC for each common share of MYM. As a result of the MYM transaction, a total of 1,007,344 Common Shares were issued to the MYM former shareholders and financial advisors, resulting in former MYM shareholders holding approximately 15% of the total number of issued and outstanding Common Shares immediately after closing. Total consideration of the issued shares, warrants and stock options valued at approximately $62,620.

The Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by management with the assistance of an external valuation specialist.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Acquisition costs of MYM include the issuance of 4,980 Common Shares, valued at $312 to financial advisors for advisory fees in connection with the MYM Transactions.

MYM's revenue and net profit included in the Company’s consolidated financial statements of profit or loss and other comprehensive income (loss) since date of acquisition through December 31, 2021, were $11,024 and $130, respectively.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Group including Trichome and MYM.

Had the MYM Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$61,639

Net loss	$(20,132)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and MYM been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

On November 7, 2022, Trichome Group filed and obtained an initial order under CCAA (see Note 1), which is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its business in the ordinary course with minimal disruption to its customers, suppliers and employees. Upon the CCAA proceeding the Company ceased to consolidate MYM.

Panaxia's Assets and Operations

On April 30, 2021, the Company announced that its wholly-owned Israeli subsidiary, IMC Holdings, signed a definitive agreement (the "Panaxia Agreement") with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd. (collectively "Panaxia") (the "Panaxia Transaction"). Pursuant to the Panaxia Agreement, IMC Holdings will acquire Panaxia’s trading house license and in-house pharmacy activities, certain distribution assets and an option to purchase a pharmacy with licenses to sell medical cannabis to patients, for an aggregate purchase price of NIS 18,700 thousand (approximately $7,000), comprised of NIS 7,600 thousand (approximately $2,800) in cash and NIS 11,100 thousand (approximately $4,200) in Common Shares. As of December 31, 2022, the accrued purchased consideration with respect to Panaxia transaction amounted to $373.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

On April 30, 2021, the Company acquired all Panaxia's online-related activities and intellectual property for an aggregate purchase price of NIS 18.7 million (approximately $7,000). In order to complete the acquisition, the Company will issue Common Shares in five installments with an aggregate amount of NIS 11.1 million (approximately $4,200).

During 2021, the Company issued the four installments of the Panaxia Consideration Shares, in the aggregate amount of 93,475, at a various share prices ranging between US$31 to US$50.1. The total consideration represents an aggregate amount of US$3,397 thousand (approximately $4,290).

As part of the acquisition, the Company purchased an option to purchase the Panaxia pharmacy, including cannabis-related licenses. As the exercise price of the option relates only to the medical cannabis inventory at the date of exercise, the Company has initially allocated $2,837 of the non-cancellable purchase price to effectively reflect the Company’s advance payment for the estimated fair value of the licenses and other assets of the Panaxia pharmacy that will be acquired upon exercise of the option.

During the fourth quarter of 2022, the Company received from Panaxia a pharmacy customer relationships asset and reclassified the Advance payment for intangible assets of pharmacy to an intangible asset in the amount of $2,192, which will be amortized over 4 years and recorded an impairment of the remaining balance of $4,108.

Subsequent to December 31, 2022, on February 13, 2023, the Company announced that it reached an agreement, together with Panaxia, to terminate the option that the Company had, under the Panaxia Transaction, to acquire a pharmacy licensed to dispense and sell medical cannabis to patients, for no additional consideration. Under the agreement, the Company will not be required to make the fifth installment of approximately $298 of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and will receive an agreed compensation amount of approximately $95 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.

The acquisition was accounted for under IFRS 3 as a business combination. Accordingly, the Group recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by an external valuation specialist.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Group and Panaxia's acquired assets.

Panaxia's results of operation for the acquisition date through December 31, 2022, were immaterial to the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

The fair value of the identifiable assets acquired and liabilities assumed on the acquisition date based on a final adjusted valuation performed in 2022, are as follows:

	Preliminary PPA	Adjustments	Final PPA

Inventory	$19	$-	$19
Advance payment for intangible assets of pharmacy	2,837	3,367	6,204
Property, plant and equipment	88	-	88
Intangible assets	776	(593)	183

Total identifiable assets	3,720	2,774	6,494

Goodwill arising on acquisition	3,240	(2,774)	466

Total purchase price	$6,960	$-	$6,960

The effects of the adjustments on prior period financial statements are immaterial.

Pharm Yarok pharmacy

On July 28, 2021, IMC Holdings entered into a definitive agreement to acquire all of the issued and outstanding share of R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and High Way Shinua Ltd. (collectively "Pharm Yarok Group"). The aggregate consideration for the Pharm Yarok Group acquisition comprised of NIS 11,900 thousand (approximately $4,600), of which NIS 3,500 thousand (approximately $1,300) in Common Shares which were issued on March 14, 2022, as a settlement of the remained purchase consideration liability.

The acquisition was accounted for under IFRS 3 as a business combination. Accordingly, the Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by management, with the assistance of an external valuation specialist.

Pharm Yarok Group's revenue and net profit included in the Company’s consolidated financial statements of profit or loss and other comprehensive income (loss) since date of acquisition through December 31, 2021, were $4,897 and $1, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Had the Pharm Yarok Group Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$58,345

Net loss	$(18,986)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and Pharm Yarok Group been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

Vironna pharmacy

On August 16, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the outstanding ordinary shares of "Vironna" for a total consideration of NIS 8,500 thousand (approximately $3,300), of which NIS 5,000 thousand (approximately $1,900) in cash and NIS 3,500 thousand (approximately $1,400) is in Common Shares which were issued on March 14, 2022. As of December 31, 2022, the accrued consideration payable to Vironna's former shareholder amounts to $58.

The goodwill arising on acquisition is attributed to the expected benefits from the synergies of the combination of the activities of the Group and the pharmacies. The Group has elected to measure the non-controlling interest in this business combination based on the fair value of the identifiable net assets acquired (excluding goodwill).

The acquisition was accounted for under IFRS 3 as a business combination. Accordingly, the Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by management, with the assistance of an external valuation specialist.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Had the Vironna Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$56,816

Net loss	$(18,180)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and Vironna been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

Oranim pharmacy

On December 1, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the rights in Oranim for an aggregate consideration of approximately NIS 11,900 thousand (approximately $4,900), comprised of NIS 5,200 thousand (approximately $2,100) paid in cash upon signing, NIS 5,200 thousand (approximately $2,100) which will be paid in cash on the first quarter of 2023 and NIS 1,500 thousand (approximately $700) in Common Shares. As of June 30, 2022, the Company issued the Common Shares, paid NIS 5,200 thousand (approximately $2,100) and the accrued consideration payable to Oranim's former shareholder amounts to $2,003.

The acquisition was accounted for under IFRS 3 as a business combination. Accordingly, the Company recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by management, with the assistance of an external valuation specialist.

Oranim's revenue and net profit included in the Company’s consolidated financial statements of profit or loss and other comprehensive income (loss) since date of acquisition through December 31, 2021, were $1,410 and $46, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

Had the Oranim Transaction occurred on January 1, 2021, the Company's proforma results for the year ended December 31, 2021, would have been as follows:

Proforma results for the year ended December 31, 2021

Revenues	$67,589

Net loss	$(17,870)

These proforma results are based on estimates and assumptions, which the Company believes are reasonable. They are not necessarily the results that would have been realized had the Company and Oranim been a combined company during the period presented and are not necessarily indicative of the Company's consolidated results of operations in future periods. The proforma results include adjustments related to purchase accounting, primarily amortization of intangible assets, depreciation related to the excess of fair value over cost attributable to purchased property, plant and equipment and elimination of inter-company transactions.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	BUSINESS COMBINATIONS (Cont.)

The fair value of the identifiable assets acquired and liabilities assumed on the acquisition dates:

	Fair value
	TFC	MYM	Vironna	Pharm Yarok	Oranim	Panaxia
Assets

Cash and cash equivalents	$362	$131	$57	$105	$485	$-
Trade and other receivables	3,240	2,548	259	456	1,329	-
Indemnification asset	8,131	-	-	-	-	-
Biological assets	785	63	-	-	-	-
Inventory	3,883	4,180	639	346	1,043	19
Loan receivable	8,470	2,122	-	-	-	-
Investments	-	-	-	-	-	2,837
Property, plant and equipment	15,193	6,105	210	1,145	389	88
Derivative assets	114	-	-	-	-	-
Right of use assets	15,037	630	-	-	1,312	-
Investments	319	-	-	-	-	-
Intangible assets	6,458	17,200	2,316	974	2,991	776

Total identifiable assets	61,992	32,979	3,481	3,026	7,549	3,720

Liabilities

Trade and other payables	(15,196)	(4,442)	(854)	(1,448)	(1,777)	-
Bank loans	-	(915)	-	-	-	-
Lease liability	(15,037)	(873)	-	-	(1,312)	-
Long term loans	-	-	-	(1,042)	-	-
Deferred tax, net	-	(4,061)	(532)	(224)	(688)	-

Total identifiable liabilities	(30,233)	(10,291)	(1,386)	(2,714)	(3,777)	-

Total identifiable assets, net	31,759	22,688	2,095	312	3,772	3,720

Goodwill arising on acquisition	67,269	39,932	2,250	4,294	2,907	3,240

Non-controlling interest	-	-	(1,026)	-	(1,848)	-

Total purchase price	$99,028	$62,620	$3,319	$4,606	$4,831	$6,960

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 6:-	TRADE RECEIVABLES

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. As of December 31, 2022 and 2021, there were no material past-due receivables.

NOTE 7:-	OTHER ACCOUNTS RECEIVABLE

	December 31,
	2022	2021

Prepaid expenses	$1,488	$2,715
Government authorities	1,557	2,338
Related parties (see Note 21)	83	11
Indemnification assets (see Note 5)	-	2,112
Other receivables	195	7,304

	$3,323	$14,482

NOTE 8:-	BIOLOGICAL ASSETS

The Group’s biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance at of January 1, 2021	$78

Additions related to acquisitions of Trichome and MYM	848
Production costs capitalized	10,454
Changes in fair value less cost to sell due to biological transformation	7,210
Transferred to inventory upon harvest	(16,977)
Foreign exchange translation	74

Balance at of December 31, 2021	1,687

Production costs capitalized	7,744
Changes in fair value less cost to sell due to biological transformation	84
Transferred to inventory upon harvest	(9,025)
Restructuring disposal	(108)
Foreign exchange translation	62
Deconsolidation of Trichome (see Note 24)	(444)

Balance at of December 31, 2022	$-

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 8:-	BIOLOGICAL ASSETS (Cont.)

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

The inputs and assumptions used in determining the fair value of biological assets include:

1.	Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

2.
Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3.	Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4.	Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5.
Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	December 31,		10% change as at December 31,
	2022	2021	2022	2021

Average selling price per gram of dried cannabis (in CAD)	$3.21	$3.64	$60	$296
Average post-harvest costs per gram of dried cannabis (in CAD)	$0.75	$1.16	$17	$140
Attrition rate	51%	27%	44%	100%
Average yield per plant (in grams)	38	47	42	228
Average stage of growth	82%	47%	39%	212%

These estimates are subject to volatility in market prices and a number of uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

The Group’s estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 9:-	INVENTORY

	December 31, 2022
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$5,364	$1,265	$6,629
Finished goods:
Packaged dried cannabis	8,665	$549	9,214
Other products	742	-	742

Balance as of December 31, 2022	$14,771	$1,814	$16,585

	December 31, 2021
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$14,113	$3,336	$17,449
Other cannabis products	1,074	-	1,074
Finished goods:
Packaged dried cannabis	8,974	270	9,244
Other cannabis products	744	-	744
Other products	880	-	880

Balance as of December 31, 2021	$25,785	$3,606	$29,391

During the years ended December 31, 2022 and 2021, inventory expensed to cost of revenue of cannabis products was $63,517 and $43,720, respectively, which included $4,342 and $8,796 of non-cash expense (out of which, a total of $2,528 and $226 attributable to the discontinued operations of the Canadian entities, see Note 24), respectively, related to the changes in fair value of inventory sold.

Cost of revenues in 2022 and 2021, also include production overhead not allocated to costs of inventory produced and recognized as an expense as incurred.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 10:-	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings and improvements	Production equipment and furniture	Greenhouse structure	Computer, software and equipment	Motor vehicles	Total
Cost:

Balance at January 1, 2021	$2,477	$2,761	$1,595	$279	$65	$7,177
Additions during the year	1,932	1,846	508	261	31	4,578
Additions related to acquisitions	18,828	3,584	-	455	263	23,130
Foreign currency translation	(81)	79	79	44	11	132

Balance at December 31, 2021	23,156	8,270	2,182	1,039	370	35,017
Additions during the year	267	795	49	240	211	1,562

Deconsolidation of Trichome	(13,770)	(4,186)	-	(302)	(52)	(18,310)
Foreign currency translation	(104)	(173)	(120)	(46)	(79)	(522)

Balance at December 31, 2022	9,549	4,706	2,111	931	450	17,747

Accumulated depreciation:

Balance at January 1, 2021	184	919	444	81	17	1,645
Depreciation during the year	1,554	993	206	241	27	3,021
Foreign currency translation	4	40	26	11	2	83

Balance at December 31, 2021	1,742	1,952	676	333	46	4,749
Depreciation during the year	1,549	988	139	286	82	3,044
Impairment	5,258	1,931	1,377	52	37	8,655
Deconsolidation of Trichome	(2,428)	(1,095)	-	(121)	(21)	(3,665)
Foreign currency translation	(28)	(119)	(81)	(17)	(12)	(257)

Balance at December 31, 2022	6,093	3,657	2,111	533	132	12,526

Depreciated cost at December 31, 2022	$3,456	$1,049	$-	$398	$318	$5,221

Depreciated cost at December 31, 2021	$21,414	$6,318	$1,506	$706	$324	$30,268

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 11:-	GOODWILL AND INTANGIBLE ASSETS, NET

	Cultivations and processing license *)	Customer relationships	Brand	Goodwill	Other	Total

Cost:

Balance at January 1, 2021	$1,060	$58	$63	$304	$68	$1,553
Initial consolidation	8,950	10,337	11,300	119,892	128	150,607
Foreign currency translation adjustments	(49)	279	-	1,382	6	1,618

Balance at December 31, 2021	9,961	10,674	11,363	121,578	202	153,778
PPA adjustments during measurement period	-	5,715	-	(2,774)	-	2,941
Disposals	(1,581)	-	-	-	-	(1,581)
Deconsolidation of Trichome	(5,856)	(2,932)	(9,799)	-	(131)	(18,718)
Foreign currency translation adjustments	-	(381)	-	(904)	(48)	(1,333)

Balance at December 31, 2022	2,524	13,076	1,564	117,900	23	135,087

Accumulated amortization:

Balance at January 1, 2021	156	-	-	-	1	157
Amortization recognized in the year	618	469	8	-	63	1,158
Impairment	-	-	-	275	-	(275)

Balance at December 31, 2021	774	469	8	275	64	590
Amortization recognized in the year	767	1,503	7	-	66	2,343
Impairment	1,215	4,461	1,501	107,854	4	115,035
Deconsolidation of Trichome	(1,083)	(365)	-	-	(114)	(1,562)

Balance at December 31, 2022	1,673	6,068	1,516	108,129	20	117,406

Amortized cost at December 31, 2022	851	7,008	48	9,771	3	17,681

Amortized cost at December 31, 2021	$9,187	$10,205	$11,355	$121,303	$138	$152,188

*)	The licenses consist of GMP and GDP licenses.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 11:-	INTANGIBLE ASSETS, NET (Cont.)

Goodwill and intangible assets amortization and impairment:

For the year ended December 31, 2021, the Company recorded a goodwill impairment in the amount of $275 related to Adjupharm.

For the year ended December 31, 2022, the Company recorded a goodwill and intangible assets impairment in the amount of $107,854 and $3,067, respectively, related to Trichome (see Note 24).

The recoverable amounts of the intangible assets and the goodwill derived from the Israeli cash generating units were determined based on the value in use which is calculated at the expected estimated future cash flows, as determined according to the budget for the next five years and approved by the Company’s management. The pre-tax discount rate of the cash flows is 17.5%. The projected cash flows for the period exceeding five years was estimated using a fixed growth rate of 2%, representing the long-term average growth rate as customary in the business. Based on the analysis performed, the Company has determined that the recoverable amounts of the Israeli cash generating units exceeds its assets carrying amount. In addition, there is no reasonably possible change in any of the significant assumptions that would cause the carrying amount exceed its recoverable amount.

During the year ended on December 31, 2022 and 2021, the Group recorded amortization expenses in the amount of $2,343 and $1,158, respectively. During the year ended on December 31, 2022, the Group recorded amortization expenses from continuing and discontinued operations in the amount of $1,302 and $1,041, respectively. The amortization expenses are included in the cost of revenues, selling and marketing expenses and discontinued operations.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 12:-	RIGHT-OF-USE ASSETS

	Land and buildings	Motor vehicles	Total
Cost:

Balance at January 1, 2021	$1,005	$241	$1,246
Additions during the year:
New leases	1,408	270	1,678
Additions related to business combinations	16,956	23	16,979
Currency translation adjustments	145	12	157

Balance at December 31, 2021	19,514	546	20,060
Additions during the year:
New leases	302	311	613
Disposals during the year	(315)	-	(315)

Termination of leases	(1,804)	(207)	(2,011)
Deconsolidation of Trichome	(13,130)	(43)	(13,173)
Currency translation adjustments	(225)	(32)	(257)

Balance at December 31, 2022	4,342	575	4,917

Accumulated depreciation:

Balance at January 1, 2021	194	117	311
Additions during the year:
Depreciation and amortization	1,438	112	1,550
Currency translation adjustments	27	10	37

Balance at December 31, 2021	1,659	239	1,898
Additions during the year:
Depreciation and amortization	1,768	176	1,944
Termination of leases	(453)	(91)	(544)
Impairment	1,907	6	1,913
Deconsolidation of Trichome	(2,164)	(10)	(2,174)
Currency translation adjustments	(35)	(14)	(49)

Balance at December 31, 2022	$2,682	$306	$2,988

Depreciated cost at December 31, 2022	$1,660	$269	$1,929

Depreciated cost at December 31, 2021	$17,855	$307	$18,162

The Group has entered into leases of land, buildings and motor vehicles which are used for the Group's operations.

Leases of buildings have lease terms of between 5 and 12 years, whereas leases of motor vehicles usually have lease terms of 3 years.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 13:-	EMPLOYEE BENEFIT ASSETS AND LIABILITIES

Employee benefits consist of short-term benefits and post-employment benefits.

Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Group is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Group’s liability is accounted for as a post-employment benefit only for employees not under Section 14. The computation of the Group’s employee benefit liability is made in accordance with a valid employment contract or a collective employees agreement based on the employee's salary and employment term which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plans, as detailed below:

a.	Defined benefit plans:

The Group accounts for the payment of compensation, that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group deposits amounts in a long-term employee benefit fund and in qualifying insurance policies.

b.	Expenses recognized in the consolidated statements of profit or loss and other comprehensive income:

	Year ended December 31,
	2022	2021

Current service cost	$75	$146
Interest expenses	18	14

Total employee benefit expenses	$93	$160

Interest income on plan assets	$7	$7

c.	The defined benefit liability, net:

	December 31,
	2022	2021

Defined benefit obligation	$418	$668
Fair value of plan assets	(172)	(277)

Net defined benefit liability	$246	$391

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 13:-	EMPLOYEE BENEFIT ASSETS AND LIABILITIES (Cont.)

d.	Changes in the present value of defined benefit liabilities:

	2022	2021

Balance at January 1,	$668	$588

Current service cost	75	146
Interest expenses	18	14
Benefits paid	(268)	(50)
Re-measurement loss on defined benefit plans	(27)	(33)
Foreign currency translation effect	(48)	3

Balance at December 31,	$418	$668

e.	Changes in the fair value of plan assets:

Plan assets comprise assets held by a long-term employee benefit funds and qualifying insurance policies.

	2022	2021

Balance at January 1,	$277	$217

Interest income	7	7
Return, net of interest income - remeasurement gain (loss)	32	(12)
Benefits paid	(187)	(50)
Amounts deposited	43	116
Foreign currency translation effect	-	(1)

Balance at December 31,	$172	$277

f.	The principal assumptions underlying the defined benefit plan:

	2022	2021
	%

Discount rate	5.69	3.5
Salary growth	4.93	4.64

Based on reasonably possible changes of the principal assumptions underlying the defined benefit plan as mentioned above, occurring at the end of the reporting period, the changes would have an immaterial effect on the consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 14:-	OTHER PAYABLES

	December 31,
	2022	2021

Accrued expenses	$1,848	$6,146
Employees and payroll accruals	1,066	8,267
Government authorities	1,617	4,002
Related parties	693	875
Advances from customers	31	137
Other payables - restructuring	116	-
Other payables	642	716

	$6,013	$20,143

NOTE 15:-	FINANCIAL INSTRUMENTS

The carrying values of the financial instruments which are measured at fair value through profit and loss as of December 31, 2022 and 2021, summarized in the following table:

		December 31,
	Note	2022	2021
Financial assets:

Investments	c,e	$2,410	$2,429
Derivative assets		$-	$14

Financial liabilities:

Warrants	b,d	$(8)	$(6,022)

a.
Management believes that the carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, loans receivables, trade payables, bank loans, other account payables and accrued expenses and purchase consideration payable, and approximate their fair value due to the short-term maturities of these instruments.

b.
For the years ended December 31, 2022 and 2021, the Company recognized a revaluation gain (loss) from remeasurement of Warrants of $nil and $15,929, respectively, in the consolidated statement of profit or loss and other comprehensive income, which unrealized gain is included in finance income (expense). During 2021, amount of $611 of the Warrants was transferred to equity and the rest expired.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

c.	On December 26, 2019, IMC entered into a share purchase agreement (the “SPA”) with Xinteza API Ltd. ("Xinteza"), a company with a unique biosynthesis technology.

On February 24, 2022, IMC entered into a Simple Agreement for Future Equity (SAFE) with Xinteza, under which IMC Holdings invested US$100 thousand (approximately $125), in exchange for additional future shares of Xinteza.

As of December 31, 2022 and 2021, the fair value of the Xinteza was categorized within Level 3 of the fair value hierarchy. The fair value was based on financing rounds for the purchase of preferred shares during 2022.

The investment in the investee is accounted for as financial asset measured at fair value through profit or loss. The fair value of the investment as of December 31, 2022 and 2021, was $2,410 and $2,429, respectively.

d.
On May 10, 2021, the Company completed an overnight marketed offering (the “Offering”) of 608,696 Common Shares (each an “Offered Share”) at a price of US$57.5 per Offered Share for aggregate gross proceeds of approximately US$35 million ($42,502). The Company also issued 304,348 Common Share purchase warrants (each an “2021 Warrant”) to the purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase 304,348 Common Shares of the Company at an exercise price of US$7.2 per Common Share for a term of 5 years from the closing date.

As the exercise price of the 2021 Warrants is denominated in US dollars, which is not the functional currency of the Company, the 2021 Warrants are accounted for as a derivative liability, which is measured at fair value. Gross proceeds in the amount of $30,670 were recorded as Share capital and premium, and $11,832 were recorded as a Warrant liability, based on a valuation using the Black & Scholes option pricing model. The transaction costs incurred as a result of the Offering amounted to approximately $3,800, of which approximately $1,296 (attributed to the issuance of the Warrants classified as liabilities) were recorded as an expense in the Company's consolidated statements of profit or loss and approximately $2,539 (attributed to the issuance of share capital) as a deduction from Share capital and premium.

As of December 31, 2022 and 2021, there were 304,348 and 304,348 of 2021 Warrants outstanding and the Company re-measured the 2021 Warrants, according to Black & Scholes model, in the amount of $8 and $6,022, respectively. As a result, for the year ended December 31, 2022 and 2021, the Company recognized a revaluation gain of $6,014 and $5,810, in the consolidated statement of profit or loss and other comprehensive income, which unrealized gain is included in finance income (expense), respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

The 2021 warrants fair value was measured using the Black & Scholes model with the following key assumptions:

	December 31,	December 31,
	2022	2021	Sensitivity

Expected volatility	93%	83%	Increase (decrease) in key assumptions would result in increase (decrease) in fair value
Expected life (in years)	3.342	4.342
Risk-free interest rate	0.85%	0.85%	Increase (decrease) in key assumptions would result in decrease (increase) in fair value
Expected dividend yield	0%	0%
Fair value:

Per Warrant (Canadian Dollar)	$0.003	$1.979
Total Warrants (Canadian Dollar in thousands)	$8	$6,022

e.	Financial risk management:

The Group has exposure to the following risks from its use of financial instruments:

Share price risk:

The Group's investments in unlisted shares are sensitive to market price risk arising from uncertainties about future value of these investments. The Group manages the price risk through diversification and by placing limits on individual and total investment in shares.

The Company's Board of directors reviews and approves all decisions related to investments in shares.

At the reporting date, the Group's exposure to investments in unlisted shares measured at fair value was $2,410.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

Credit risk:

The maximum credit exposure as of December 31, 2022, is the carrying amount of cash and cash equivalents, trade receivables and other current assets. The Group does not have significant credit risk with respect to outstanding trade receivables. All cash and cash equivalents are placed with major Israeli financial institutions.

Liquidity risk:

As of December 31, 2021, the Group's financial liabilities with liquidity risk consist of trade payables and other accounts payable which have contractual maturity dates within one year, bank loans and lease liabilities. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position at December 31, 2022, management considers liquidity risk to be moderate. The table below summarizes the maturity profile of the Group’s bank loans and lease liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2022

	Less than one year	1 to 5 years	6 to 10 Years	>10 years

Lease liabilities	$922	$1,830	$598	$-
Bank loans and others	$9,246	$399	$-	$-

Total	$10,168	$2,229	$598	$-

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

December 31, 2021

	Less than one year	1 to 5 years	6 to 10 Years	>10 years

Lease liabilities	$3,130	$11,781	$12,760	$2,620
Bank loans	9,502	-	-	-

Total	$12,632	$11,781	$12,760	$2,620

The maturity profile of the Group's other financial liabilities with liquidity risk (trade payables, other account payable and accrued expenses) as of December 31, 2022 and 2021, are less than one year.

Currency rate risk:

As of December 31, 2022, a portion of the Group's financial assets and liabilities held in Euro, NIS and USD consist of cash and cash equivalents in the amount of EUR 30 thousand (approximately $44), NIS 6,045 thousand (approximately $2,328), USD 29 thousand (approximately $39), respectively. The Group's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in NIS. The Group does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point of time.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 15:-	FINANCIAL INSTRUMENTS (Cont.)

f.	Changes in liabilities arising from financing activities:

	Loans	Lease liabilities	Warrants	Total liabilities arising from financing activities

Balance as of January 1, 2021	$-	$990	$16,540	$17,530

Issuance of new warrants	-	-	11,832	11,832
Additions for new loans	8,504	-	-	8,504
Additions for new leases	-	1,678	-	1,678
Additions related to acquisitions	1,957	17,222	-	19,179
Repayments	(700)	(1,980)	-	(2,680)
Effective interest	-	1,347	-	1,347
Other changes	133	117	(611)	(361)
Effect of changes in fair value	-	-	(21,739)	(21,739)

Balance as of December 31, 2021	9,894	19,374	6,022	35,290

Additions for new loans	4,660	-	-	4,660
Additions for new leases	-	613	-	613
Repayments	-	(3,085)	-	(3,085)
Effective interest	-	1,429	-	1,429
Effect of exchange rate differences	(1,135)	(2,056)	-	(3,191)
Deconsolidation of Trichome	(3,774)	(14,386)	-	(18,160)
Effect of changes in fair value	-	-	(6,014)	(6,014)

Balance as of December 31, 2022	$9,645	$1,889	$8	$11,542

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 16:-	CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES

Legal proceedings:

a.
On August 19, 2019, a cannabis consumer (the “Applicant”) filed a motion for approval of a class action to Tel Aviv - Jaffa District Court (the “Motion”) against 17 companies (the “Parties”) operating in the field of medical cannabis in Israel, including Focus. The Applicant’s argument is that the Parties did not accurately mark the concentration of active ingredients in their products. The personal suit sum for each class member stands at NIS 15,585 and the total amount of the class action suit is estimated at NIS 685,740,000. On June 2, 2020, the Parties submitted their response to the Motion. The Parties argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group. On July 3, 2020 the Applicant submitted his response to the Parties’ response. On July 5, 2020 the Applicant was absent from the hearing. As a result, on July 23, 2020 the Parties filed an application for a ruling of expenses which received a response from the Applicant on August 12, 2020, asking to decline this request. On September 29, 2020 the court ruled that the Applicant would pay the Parties’ expenses amount of NIS 750. On July 14, 2021 a prehearing was held. The court recommended the parties negotiate independently to avoid litigation, and if negotiations fail, then to begin mediation proceedings. The parties agreed to follow the court’s recommendations. On November 3, 2021 the court ruled the Parties will file an update regarding the mediation procedure in 30 days. The parties conducted unsuccessful negotiations. On March 14, 2022, the Applicant filed a request to amend the Motion (the “Applicant’s Request for Amendment”) and the judge disqualified herself from hearing the case. As a result, the case was redirected. On June 21, 2022 the Parties filed a response to the Applicant’s Request for Amendment. On September 12, 2022, the court ruled on the Applicant’s Request for Amendment and accepted the Applicant’s request to clarify its claims regarding product labeling, while rejecting the Applicant’s other requests. On November 27, 2023, the Applicant submitted an amended application for approval of the motion (the “Amended Motion"), and the Parties’ response was submitted on February 8, 2023. The date of the preliminary hearing was postpone several timed and is yet to be determined by court.

Due to the current preliminary state of the litigation process and based on the opinion of legal counsel to Focus, the Company’s management believes that it is not reasonably possible to assess the outcome of the proceeding. Therefore, no provision has been recorded in respect thereof.

b.
On July 11, 2021 the Company was informed that on June 30, 2021, a claim was filed to Beer Sheva Magistrate Court, by the municipal committee presiding over planning and construction in southern Israel against Focus, Focus’ directors and officers, including Oren Shuster and Rafael Gabay, and certain landowners, claiming for inadequate permitting for construction relating to the Focus Facility (the “Construction Proceedings”).

On December 6, 2021 the defendants filed a motion request for dismissal the indictment on the ground of defense of justice. The municipal committee filed its response and after that the defendants filed a response to the municipal committee’s response. As of the date of this letter no decision has yet been made on the application.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 16:-	CONTINGENT LIABILITIES, GUARANTEES, COMMITMENTS AND CHARGES (Cont.)

A hearing was initially set to December 1, 2021 but postponed several times in order to allow the parties to negotiate towards a resolution. The hearing is set June 22, 2023. A draft agreement between the parties sent by the defendant to the municipal committee in order for it to be sent to the state attorney’s office for their comments, which once obtained, will be filed with the Court for its approval. The Court is not obligated to approve the agreement between the parties, if obtained.

At this preliminary stage, based on the opinion of its legal counsel, Focus’ management cannot assess the chances of the claim advancing or the potential outcome of the Construction Proceedings.

c.
On November 19, 2021, Adjupharm filed a statement of claim (the “Claim”) to the District Court of Stuttgart (the “Stuttgart Court”) against Stroakmont & Atton Trading GmbH (“Stroakmont & Atton”), its shareholders and managing directors regarding a debt owed by Stroakmont & Atton to Adjupharm in an amount of approximately EUR 947,563 for COVID-19 test kits purchased by Stroakmont & Atton from Adjupharm in May 2021. The Claim was accepted on December 2, 2021. In January 2022, Stroakmont & Atton filed its statement of defence to the Stuttgart Court in which they essentially stated two main arguments for their defense:

1.	that the contractual partner of the Company is not the defendant, Stroakmont & Atton is not the real purchaser rather a company named Uniclaro GmbH.

2.
that the Company allegedly placed an order with Uniclaro GmbH for a total of 4.3 million Clongene COVID-19 tests, of which Uniclaro GmbH claims to have a payment claim against the Company for a partial delivery of 380,400 Clongene COVID-19 tests in the total amount of EUR 941,897.20. Uniclaro GmbH has assigned this alleged claim against the Company to Stroakmont & Atton Trading GmbH, and Stroakmont & Atton Trading GmbH has precautionary declared a set-off against the Company’s claim.

On March 22, 2022 Adjupharm filed a response to Stroakmont & Atton’s statement of defence and rejected both allegations with a variety of legal arguments and facts and also offered evidence to the contrary in the form of testimony from the witnesses in question.

The burden of proof for both allegations lies with the opponents and they offered evidences to the court in the form of testimony from certain witnesses. If the opponents succeed in proving both allegations to the court, the chances of winning the lawsuit will be considerably reduced. However, it will not be easy for the opponents to present evidence of these allegations.

On May 27, 2022, the conciliation hearing and main hearing were held. The Stuttgart Court ruled that the Company shall submit another writ by August 29, 2022. The Stuttgart Court also scheduled a pronouncement date for September 7, 2022, when the Stuttgart Court will enter a judgement or hold an evidentiary hearing with witnesses. Following the pronouncement date on September 7, 2022 an evidentiary hearing with witnesses was held on two occasions, January 11, 2023, where witnesses on behalf of Adjupharm testified, and on February 22, 2023, witnesses on behalf of Stroakmont & Atton testified.

The court provided the parties a deadline until March 24 2023 to evaluate the testimonies of the witnesses and to deliver to the court a summary of the factual and legal situation after the court hearings. The court will announce its decision for further proceedings or its judgment on April 5, 2023.  At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 17:-	TAXES ON INCOME

a.	Tax rates applicable to the Group:

1.	The Company is subject to tax rates applicable in Canada. The combined federal and provincial rate for 2022 and 2021 is 26.5%.

2.	The Israeli subsidiaries are subject to Israeli corporate income tax rate of 23% in 2022 and 2021.

3.	The German subsidiary is subject to weighted tax rate of approximately 29.1% (composed of Federal and Municipal tax).

b.	Carryforward losses for tax purposes:

Carryforward operating tax losses of the Israeli subsidiaries total approximately $6,876, as of December 31, 2022. These losses can be carried forward to future years and offset against taxable income in the future without any time limitation. Except for tax losses in the amount $3,178, no deferred tax assets were recorded with regards to IMC Holdings ltd. since the Company does not anticipate to utilize the net operating losses in the foreseeable future.

Carryforward operating tax losses of the German subsidiary as of December 31, 2022, amounted to approximately $13,166. Accumulated tax losses can be carried forward without time restrictions and can be deducted from future profits and capital gains unless they exceed €1,000 thousand (approximately $1,445). Any excess of such amount will be limited to 60% of the profits or capital gains. Unused carried forward losses will be subject to such limitation in the future. No deferred tax assets were recorded with regards to the German subsidiary since the Company does not anticipate to utilize the net operating losses in the foreseeable future.

c.	Income tax expense (benefit):

	Year ended December 31,
	2022	2021	2020

Current	$688	$243	$25
Deferred, net	(1,810)	278	(66)
Income tax from previous years	(16)	(21)	303

	$(1,138)	$500	$262

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 17:-	TAXES ON INCOME (Cont.)

d.	Deferred taxes:

	Statements of financial position
	December 31,
	2022	2021

Deferred tax assets:

Carryforward tax losses and other	$731	$2
Other deferred tax assets	32	14

	763	16
Deferred tax liabilities:

Inventory and biological assets	-	863
Intangible assets	1,285	5,721
Other	47	7

	1,332	6,591

Deferred tax liabilities, net	$(569)	$(6,575)

The deferred taxes are reflected in the statements of financial position as follows:

	December 31,
	2022	2021

Non-current assets	$763	$16

Non-current liabilities	$1,332	$6,591

The deferred taxes are computed based on the tax rates that are expected to apply upon realization.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 17:-	TAXES ON INCOME (Cont.)

e.	Reconciliation of tax expense (benefit) and the accounting loss multiplied by the Company's domestic tax rate for:

	Year ended December 31,
	2022	2021	2020

Loss before income tax	$(26,060)	$(164)	$(28,472)

Statutory tax rate in Canada 26.5%	(6,906)	(43)	(7,545)

Increase (decrease) in income tax due to:

Non-deductible expenses (non-taxable income), net for tax purposes	1,764	(4,208)	6,306
Effect of different tax rate of subsidiaries	599	310	161
Adjustments in respect of current income tax of previous years	(16)	(21)	303
Recognition (derecognition) of tax benefit in respect of losses of previous years	-	846	(830)
Unrecognized tax benefit in respect of loss for the year	4,037	4,093	1,771

Other adjustments	(616)	(477)	96

Income tax expense (benefit)	$(1,138)	$500	$262

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 18:-	EQUITY

a.	Composition of share capital:

	December 31, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Common Shares without par value	Unlimited	7,569,526	Unlimited	6,811,620

Common Shares confer upon their holders the right to participate in the general meeting where each Ordinary share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

On November 14, 2022, the Company's shareholders general meeting resolved to consolidated all of its issued and outstanding Ordinary shares on a ten (10) to one (1) basis (the “Share Consolidation”). All share and per share amounts in these consolidated financial statements, give effect to the Share Consolidation for all periods presented.

b.	Capital issuances:

On May 10, 2021, the Company completed an overnight marketed offering (the “Offering”) of 608,696 Common Shares (each an “Offered Share”) at a price of US$57.5 per Offered Share for aggregate gross proceeds of approximately US$35 million ($42,502). The Company also issued 304,348 Common Share purchase warrants (each an “2021 Warrant”) to the purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase 304,348 Common Shares of the Company at an exercise price of US$7.2 per Common Share for a term of 5 years from the closing date.

As the exercise price of the 2021 Warrants is denominated in US dollars, which is not the functional currency of the Company, the 2021 Warrants are accounted for as a derivative liability, which is measured at fair value. Gross proceeds in the amount of $30,670 were recorded as Share capital and premium, and $11,832 were recorded as a Warrant liability, based on a valuation using the Black & Scholes option pricing model. The transaction costs incurred as a result of the Common Shares issuance amounted to approximately $3,800, of which approximately $1,296 (attributed to the issuance of the Warrants classified as liabilities) were recorded as an expense in the Company's consolidated statements of profit or loss and approximately $2,539 (attributed to the issuance of share capital) as a deduction from Share capital and premium.

Pursuant to the terms of the Offering, the placement agents held an over-allotment option to purchase up to an additional 91,304 Offered Shares and 45,652 2021 Warrants on the same terms and conditions for a period of 30 days following the closing date. The over- allotment option was not exercised by the placement agents and expired as of June 30, 2021. The Company recorded expenses in the amount of approximately $800 under share-based compensation expenses with respect to the Offering.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 18:-	EQUITY (Cont.)

The Offering was conducted pursuant to the Company's effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission and a corresponding Canadian shelf prospectus filed with the Securities Regulatory Authority in each of the provinces and territories of Canada and a final prospectus supplement which was filed with the SEC on May 5, 2021.

On March 14, 2022, the Pharm Yarok Transaction closed upon receipt of all requisite approvals, including the IMCA approval. In connection with closing of the Pharm Yarok Transaction, the Company completed a non-brokered private placement with former shareholders of Pharm Yarok and Rosen High Way on March 14, 2022. A total of 52,370 Common Shares were issued at a deemed price of $26.16 for aggregate proceeds of $1,370.

On March 14, 2022, the Vironna Transaction closed upon receipt of all requisite approvals, including the approval of the IMCA and NIS 3,500 (approximately $1,360) in Common Shares issued on closing. In satisfaction of the share consideration component, the Company issued 48,536 Common Shares at a deemed issue price of US$22.09 per share (approximately $28.09).

On March 28, 2022, the Oranim Transaction closed upon receipt of all requisite approvals, including the approval of the MOH and NIS 1,536 (approximately $600) in Common Shares issued on closing. In satisfaction of the share consideration component, the Company issued 25,100 Common Shares at a deemed issue price of US$19.74 per share (approximately $25.1).

On August 19, 2022, the Company announced a private placement for aggregate gross proceeds of up to $6,500 (US$5 million) (the “Private Placement”). As of December 31, 2022, the Company issued 599,999 Common Shares for a total amount of $3,756 (US$3 million) including investments by the Company’s management and executives. Issuance costs of this transaction amounted to $178.

c.	Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2021	3,976,576

Common Shares issued as a result of Warrants and Compensation options exercised	63,378
Common Shares issued as a result of options exercises	51,735
Purchase of treasury common shares	(10,165)
Common Shares issued related secondary transaction and business combinations	2,730,096

Balance as of December 31, 2021	6,811,620

Common Shares issued as a result of options exercises	21,736
Common shares issued in settlement of purchase consideration of business combination	126,006
Issuance of treasury common shares	10,165
Issuance of Common Shares	599,999

Balance as of December 31, 2022	7,569,526

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 18:-	EQUITY (Cont.)

d.	Share option plan:

Awards granted under the company’s current plan which was approved by the board of directors on December 19, 2018 (“2018 Plan”) are subject to vesting schedules and unless determined otherwise by the administrator of the 2018 Plan, generally vest following a period of three years from the applicable vesting commencement date, such that 33.3% of the awards vest on the first anniversary of the applicable vesting commencement date and 66.7% of the awards vest in eight equal installments upon the lapse of each three-month period thereafter. Subject to the discretion of the 2018 Plan administrator, if an award has not been exercised within seven years after the date of the grant, the award expires. As of December 31, 2022, 299,650 Ordinary shares are available for future grants under the 2018 Plan.

Year ended December 31,
	2022	2021

Exercise price (in CAD)	$2.3-$27.3	$45-$101.2
Dividend yield (%)	-	-
Expected life of share options (Years)	4-5	3-4
Volatility (%)	77.04-107.03	80.61-83.68
Annual risk-free rate (%)	1.43-3.85	0.52-0.77
Share price (in CAD)	$2.3-$27.3	$45-$345.5

The weighted average fair value of each option on the grant date, for the years ended December 31, 2022 and 2021, amounted to $31.9 and $41.6, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 18:-	EQUITY (Cont.)

The following table lists the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Year ended December 31, 2022
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	544,325	39.1

Options granted during the year	32,503	10.85
Options exercised during the year	(22,705)	16
Options forfeited during the year	(34,953)	49.9

Options outstanding at the end of year	519,170	$37.6

Options exercisable at the end of year	360,769	$36.95

* Includes 1,873 Options exercised under cashless mechanism to 904 Common shares.

	Year ended December 31, 2021
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the year	315,487	22

Options granted during the year	296,427	62
Options exercised during the year	(51,735)	24.3
Options forfeited during the year	(15,854)	40.8

Options outstanding at the end of year	544,325	$39.1

Options exercisable at the end of year	188,848	$20

The weighted average remaining contractual life for the share options outstanding as of December 31, 2022 and 2021 was 4.32 and 5.37 years respectively.

The share-based payment expenses for the years ended December 31, 2022 and 2021, amounted to $2,637 and $5,422, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 18:-	EQUITY (Cont.)

The following table lists the number of restricted share units (“RSUs”) as of December 31, 2022:

Number of RSU

Outstanding at the beginning of the year	55,000

Granted during the year	-

Outstanding at the end of the year	55,000

Exercisable at the end of year	41,243

e.	Other convertible securities:

As of December 31, 2022, there are 18,261 compensation warrants. Each Compensation Warrant is exercisable for one Common Share at an exercise price of US$ 66.1 (approximately $84.2). These Warrants are exercisable until, November 5, 2024.

NOTE 19:-	SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	Year ended December 31,
	2022	2021

Salaries and related expenses	$11,184	$8,493

Depreciation and amortization	$2,815	$2,125

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 20:-	NET LOSS PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Year ended December 31,
	2022		2021
	Weighted number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings from continuing operations	7,181	$(22,511)	5,796	$(17,763)

Effect of potential dilutive Ordinary shares - Warrants	304	(6,014)	181	(21,739)

For the computation of diluted net earnings from continuing operations (*)	7,485	$(28,525)	5,977	$(39,502)

For the computation of basic and diluted net earnings from discontinued operations (*)	7,181	$(166,379)	5,796	$(17,853)

*)	For 2022 and 2021, potentially dilutive securities (share options) were excluded from the calculation of diluted earnings per share as they are antidilutive.

**)	Including the effect of Share Consolidation (See Note 18a).

NOTE 21:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Balances and transactions:

The following table summarizes balances with related parties in the statements of financial position:

	December 31,
	2022	2021

Other accounts receivables	$83	$11

Other accounts payables	$693	$875

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 21:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

The following table summarizes the transactions with related parties in the consolidated statements of profit or loss and other comprehensive income:

	Year ended December 31,
	2022	2021

General and administrative expenses	$1,064	$1,116

Transactions with related parties mainly includes compensation for management services and bonus in the ordinary course of business and short-term lease payments.

a.	Compensation of key management personnel of the Group:

The Company's key management personnel are the directors, senior executives and a managing company which provides the Company with key management personnel services.

	Year ended December 31,
	2022	2021

Payroll and related expenses	$916	$1,379

Share-based compensation	$437	$4,349

Professional fees *)	$1,040	$1,029

*)	Includes payments to shareholders for the years ended 2022 and 2021 of $503 and $455, respectively.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 22:-	SUMMARIZED FINANCIAL INFORMATION FOR PARTLY OWNED SUBSIDIARY

Summarized financial information for Focus as follows:

	December 31,
	2022	2021
Statement of financial position at reporting date (as presented in Focus' financial statements):

Current assets	$21,521	$22,913
Non-current assets	1,107	4,473
Current liabilities	(24,859)	(19,616)
Non-current liabilities	(52)	(1,883)

Total equity (deficiency)	$(2,283)	$5,887

	Year ended December 31,
	2022	2021
Operating results (as presented in Focus' financial statements):

Revenues	$19,565	$14,747
Net loss	(7,746)	(1,524)
Other comprehensive income	96	37

Total comprehensive loss	$(7,650)	$(1,487)

	Year ended December 31,
	2022	2021
Cash flows (as presented in Focus' financial statements):

From operating activities	$(9,635)	$2,346
From investing activities	2,825	(783)
From financing activities	3,947	560
Effect of foreign exchange on cash and cash equivalents	(110)	169

Net increase (decrease) in cash and cash equivalents	$(2,973)	$2,292

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 23:-	OPERATING SEGMENTS

Reporting operating segments:

	Israel	Germany	Adjustments	Total
Year ended December 31, 2022

Revenue	$50,500	$3,835	$-	$54,335

Segment loss	$(23,606)	$(3,225)	$-	$(26,831)

Unallocated corporate expenses			$(3,960)	$(3,960)

Total operating loss				$(30,791)

Depreciation, amortization and impairment	$6,747	$200	$-	$6,947

	Israel	Germany	Adjustments	Total
Year ended December 31, 2021

Revenue	$25,431	$8,622	$-	$34,053

Segment loss	$(10,653)	$(5,142)	$-	$(15,795)

Unallocated corporate expenses			$(7,240)	$(7,240)

Total operating loss				$(23,035)

Depreciation, amortization and impairment	$1,424	$701	$-	$2,125

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 23:-	OPERATING SEGMENTS (Cont.)

	Israel	Germany	Adjustments	Total
Year ended December 31, 2020

Revenue	$13,826	$2,064	$-	$15,890

Segment loss	$(2,090)	$(3,744)	$-	$(5,834)

Unallocated corporate expenses			$(2,411)	$(2,411)

Total operating loss				$(8,245)

Depreciation, amortization and impairment	$856	$74	$-	$930

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 24:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME

During 2022, following management strategic review of the operations of the Group, the Company decided to discontinue its operation in Canada and sell its subsidiaries in the segment, Trichome Group.

A discontinued operation is a component of the Group that represents a separate major line of business or geographical area of operations and that either has been disposed of or is classified as held for sale. The Trichome Group  comprised the  geographical operating segment for Canada.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit and loss and other comprehensive income.

The Company identified its decision as indication for an impairment of Trichome group's cash generating unit (the "CGU"). The Company performed an analysis for the recoverability of the CGU and recognized an impairment of $115,112, which was recorded under Net loss from discontinued operations, net of tax.

On November 7, 2022, Trichome Group filed and obtained an initial order under CCAA (see Note 1), which is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its business in the ordinary course with minimal disruption to its customers, suppliers and employees.

Per the CCAA proceeding, the Court has appointed a monitor, which oversees management activities. The administration of the CCAA process, principally relating to the powers provided to the court and the court appointed monitor, as well as the secured debtholder interests, removed certain elements of control of the business from the Company. As a result, the Company has determined that it no longer has a controlling financial interest over Trichome group as defined in IFRS 10, "Consolidations", and therefore has deconsolidated Trichome as of the date of the CCAA filing.

Following the deconsolidation, the carrying value of assets and liabilities of Trichome group were removed from the Company’s consolidated statements of financial position. The net amount deconsolidated from the Company’s balance sheet was $1,171, including $406 of cash, $7,228 of inventory and biological assets, $14,645 of property, plant and equipment, ($3,774) of bank loans and revolving credit line and ($17,334) of other assets and liabilities, net.

As a result, the Company recorded a loss from derecognition of net assets totaling $17,959 in non-operating income (loss) and the investment in Trichome group decreased to $nil.

In the context of the CCAA filing, there are no remaining liabilities to the Company or any of its consolidated subsidiaries related to the Canadian entities. The Trichome group was party to transactions with the Company and its consolidated subsidiaries entered into in the normal course of business; these transactions include recharge of various corporate expenses for services benefiting Trichome group and sell of inventory. Up to the date of the CCAA filing, these transactions were eliminated on consolidation and had no impact on the Company’s consolidated statement of profit or loss. After deconsolidating Trichome group, these transactions are treated as third-party transactions in the Company's financial statements. The amount of these related-party transactions during the period of November 7, 2022, to December 31, 2022, were $921.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 24:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME (Cont.)

The assets and liabilities of Trichome Group included in the consolidated statement of financial position as of December 31, 2021, and immediately prior to the deconsolidation on November 6, 2022, are as follows:

	November 6, 2022	December 31, 2021
ASSETS

Current assets:
Cash and cash equivalents	$406	$3,171
Trade receivables	1,047	8,486
Other accounts receivable	2,194	11,198
Loans receivable	1,010	2,708
Biological assets	444	1,435
Inventories	6,784	9,715

	11,885	36,713
Non-current assets:
Property, plant and equipment, net	14,645	21,236
Derivative assets	-	14
Right-of-use assets, net	10,999	14,570
Intangible assets, net	17,157	22,846
Goodwill	-	107,854

	42,801	166,520

Total Assets	$54,686	$203,233

	November 6, 2022	December 31, 2021
LIABILITIES

Current liabilities:
Trade payables	$7,266	$4,667
Bank loans and credit facilities	3,774	8,684
Other accounts payable and accrued expenses	25,217	14,019
Current maturities of operating lease liabilities	869	841

	37,126	28,211
Non-current liabilities:
Operating lease liabilities	13,517	14,883
Deferred tax liability, net	2,872	4,065

	16,389	18,948

Total liabilities	$53,515	$47,159

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data
NOTE 24:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME (Cont.)

The results of discontinued operations of Trichome are summarized as follows:

	Period ended November 6,	Year ended December 31
	2022	2021

Revenues	$28,171	$20,247
Cost of revenues	24,227	16,960

Gross profit before fair value adjustments	3,944	3,287

Fair value adjustments:
Unrealized change in fair value of biological assets	399	902
Realized fair value adjustments on inventory sold in the period	(2,528)	(226)

Total fair value adjustments	(2,129)	676

Gross profit	1,815	3,963

General and administrative expenses	38,464	14,998
Impairment of goodwill, intangible assets, right-of-use assets and fixed assets	115,112	-
Selling and marketing expenses	4,912	2,270
Restructuring expenses	4,506	-
Share-based compensation	1,130	2,049

Total operating expenses	164,124	19,317

Operating loss	(162,309)	(15,354)

Finance expenses, net	(5,264)	(2,495)

Loss before income taxes	(167,573)	(17,849)
Income tax expense (benefit)	(1,194)	5

Net loss from discontinued operations, net of tax	$(166,379)	$(17,854)

Below are data of the net cash flows provided by (used in) the discontinued operations:

	Period ended November 6, 2022	Year ended December 31, 2021

Operating activities	$(300)	$(10,621)

Investing activities	$(615)	$(1,434)

Financing activities	$(1,850)	$14,864

 (*) From business combination dated, March 18, 2021.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Dollars in thousands, except share and per share data

NOTE 25:-	SUBSEQUENT EVENTS

a.
LIFE Offering

In January and February of 2023, the Company issued an aggregate of issued 2,828,248 units of the Company (each a “Unit”) at a price of US$1.25 per Unit for aggregate gross proceeds of US$3,535 in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165. The director's subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

b.
Concurrent Offering

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 per Unit for aggregate gross proceeds of US$2,896 (the “Concurrent Offering”). The Concurrent Offering was led by insiders of the Company. The Units offered under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions other than for the LIFE Offering exemption.

All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.